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                              January 16, 2024

       Jilliene Helman
       Chief Executive Officer
       RealtyMogul Apartment Growth REIT, Inc.
       10573 W. Pico Blvd, PMB #603
       Los Angeles, CA 90064

                                                        Re: RealtyMogul
Apartment Growth REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 20,
2023
                                                            File No. 024-12375

       Dear Jilliene Helman:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed December 20, 2023

       Management Compensation, page 71

   1. For each of the fees listed in this section, please disclose the amount paid to your Manager and/or its affiliates
for the year ended December 31, 2023.
       Principal Stockholders, page 73

   2. Please provide the disclosure required by Item 403 of Regulation S-K, including the beneficial owners of
more than five percent of your shares. In your most recent Form 1-
                                                        SA, you reflect that
5,289,541 shares are outstanding.
       Funds from Operations and Adjusted Funds from Operations, page 102

   3. Please tell us what consideration you gave to providing your FFO and AFFO calculations for all financial
statement periods presented, including for the corresponding interim period of the preceding
fiscal year.
 Jilliene Helman
FirstName   LastNameJilliene Helman
RealtyMogul   Apartment Growth  REIT, Inc.
Comapany
January  16,NameRealtyMogul
             2024             Apartment Growth REIT, Inc.
January
Page  2 16, 2024 Page 2
FirstName LastName
Quarterly NAV Share Price Adjustments, page 108

4. We note your disclosure surrounding your determination of NAV per share, including disclosure included in your supplement to the offering circular filed November
         1, 2023 announcing your NAV per share of $10.41 as of September 30, 2023. Please explain to us how your NAV disclosure is consistent with your proposed disclosure included in your template for future NAV disclosure, attached as Exhibit A to your response letter dated May 5, 2017.
Plan of Distribution, page 146

5. With respect to the automatic investment program, please disclose whether investors receive a notice prior to each scheduled investment and whether investors are required to affirmatively consent to each such investment.
General

6. Please disclose in Part I, Item 4, the shares you sold pursuant to the offering statement within the 12 months before the qualification of this offering statement.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact
Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Lauren Prevost